FORM 5 - 1999                                Mary Beth Koenig


             U.S. SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.   20549

       ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

     Filed pursuant to Section 16(a) of the Securities Exchange
Act of 1934, Section 17(a) of the Public Utility Holding Company
Act of 1935 or Section 30(f) of the Investment Company Act of
1940

_X_  Check here if  no longer subject to Section   16.
     Form 4 or Form 5 obligations may continue.
     See Instruction 1(b)
___  Form 3 Holdings Reported
___  Form 4 Transactions Reported

1.   Name and Address of Reporting Person:
          MARY BETH KOENIG
          8017 Long Canyon Drive
          Austin  TX   78730
2.   Issuer Name and Ticket or Trading Symbol
          ELECTROSOURCE, INC.      ELSI
3.   IRS or Social Security Number of Reporting Person
(Voluntary)
          ###-##-####
4.   Statement for Month/Year
          Yearend 1999
5.   If Amendment, Date of Original (Month/Year)
          N/A
6. Relationship of Reporting Person to Issuer (Mark all applicable)

     Yes ___   No ___    Director
     Yes ___   No ___    10% Owner
     Yes ___   No ___    Officer (give title below)
     Yes _X_   No ___    Other (specify below)
          Former employee and officer

 TABLE I -  Non-Derivative Securities Acquired, Disposed of, or
                       Beneficially Owned

1.   Title of Security (Instruction 3)
          Common Stock, $1.00 par value
2.   Transaction Date (Month/Day/Year)
          N/A
3.   Transaction Code (Instruction 8)
          N/A
4.   Securities Acquired (A) or Disposed of (D) (Instructions 3,
     4 and 5):
     A.   Amount:   None
     B.   Acquired (A)___     Disposed of (D)____
     C:   Price:
5. Amount of Securities Beneficially Owned at End of Issuer's Fiscal Year (Instructions 3 and 4):
          3,810
6.   Ownership Form:  Direct (D) or Indirect (I) (Instruction 4)
          Direct
7.   Nature of Indirect Beneficial Ownership (Instruction 4):
          N/A

   TABLE II - Derivative Securities Acquired, Disposed of, or
                       Beneficially Owned
 (e.g., puts, calls, warrants, options, convertible securities)

1.   Title of Derivative Security (Instruction 3)
          (1)  Stock Options
          (2)  Warrants
2.   Conversion or Exercise Price of Derivative Security
          (1)  N/A
          (2)  $2.563
3.   Transaction Date (Month/Day/Year)
          N/A
4.   Transaction Code (Instruction 8)
          N/A
5.   Number of Derivative Securities Acquired (A) or Disposed of
     (D)   (Instructions 3, 4 and 5):
     A.   Acquired (A):
     B.   Disposed of (D):    Stock Options expired under their own
                              terms as of August 21, 1999
6.   Date of Exercisable and Expiration Date (Month/Day/Year)
     A.   Date Exercisable    (1)  N/A
                              (2)  On demand
     B.   Expiration Date     (1)  N/A
                              (2)  January 2004
7.   Title and Amount of Underlying Securities (Instructions 3 and 4)
     A.   Title                Common Stock, $1.00 par value
     B.   Amount or Number of Shares         (1)  None
                                             (2)  25,003
8.   Price of Derivative Security (Instruction 5)
          N/A
9. Number of Derivative Securities Beneficially Owned at End of Year (Instruction 4)
          (1)  None
          (2)  25,003
10.  Ownership Form of Derivative Security:  Direct (D) or
     Indirect (I) (Instruction 4):
          Direct
11.  Nature of Indirect Beneficial Ownership (Instruction 4):
          N/A
Explanation of Responses:
     Ms. Koenig resigned as an Officer/Employee of the Company as of May 21, 1999.

     /s/
MARY BETH KOENIG
Date:     January 12, 2000